Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2.	Date of Material Change

October 13 and 19, 2021.

Item 3.	News Release

News releases relating to the material changes described herein were disseminated on October 13 and 19, 2021.

Item 4.	Summary of Material Change

On October 19, 2021, the Company announced that it had closed its previously announced registered direct offering with certain institutional investors for the purchase and sale of an aggregate of 15,000,000 units of the Company (the “Units”) at a price of US$2.00 per Unit for gross proceeds to the Company of approximately US$30,000,000 (the “Offering”). Also, on October 13, 2021, the Company announced that its common shares (“Common Shares”) began trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “VGFC”.

Item 5.1	Full Description of Material Change

On October 19, 2021, the Company announced that it had closed its previously announced registered direct offering with certain institutional investors for the purchase and sale of an aggregate of 15,000,000 Units at a price of US$2.00 per Unit for gross proceeds to the Company of approximately US$30,000,000.

A.G.P./Alliance Global Partners acted as lead placement agent for the Offering and Roth Capital Partners (together, the “Placement Agents”) acted as co-placement agent for the Offering.

Each Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$2.35, subject to adjustment in certain circumstances, until October 19, 2026.

VERY GOOD intends to use the net proceeds from the Offering to scale its operations, to expand its geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

The Placement Agents received a cash commission equal to 6.0% of the gross proceeds of the Offering and an amount of compensation warrants of the Company (the “Compensation Warrants”) equal to 3.5% of the aggregate number of Units issued pursuant to the Offering. Each Compensation Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$2.50, subject to adjustment in certain circumstances, commencing on April 14, 2022 and expiring on April 14, 2025.

The Offering was made in the United States only under the Company’s amended and restated short form base shelf prospectus dated October 5, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in Canada, and included in the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Company filed a prospectus supplement (the “Supplement”) to the Base Shelf Prospectus with the applicable securities regulatory authorities in Canada. The Supplement was also filed with the SEC as a prospectus supplement to the base prospectus included in the Registration Statement.

Also, on October 13, 2021, the Company announced that the Common Shares began trading on the Nasdaq under the ticker symbol “VGFC”. VERY GOOD will retain its listing on the TSX Venture Exchange under the symbol “VERY”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Further information relating to the Company may be found on www.sedar.com or by contacting Kamini Hitkari, Chief Financial Officer of the Company at 778-991-2958

Item 9.	Date of Report

October 22, 2021.

Cautionary Note Regarding Forward-Looking Statements and Information in this Material Change Report

This material change report contains forward-looking information, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this material change report includes statements relating but not limited to the intended use of the net proceeds from the Offering. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Registration Statement filed with the SEC at www.sec.gov. The forward-looking information in this material change report reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this material change report is expressly qualified by this cautionary statement.